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                             May 13, 2021

       Eido Gal
       Chief Executive Officer
       Riskified Ltd.
       220 5th Avenue, 2nd Floor
       New York, NY 10001

                                                        Re: Riskified Ltd.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted April 16,
2021
                                                            CIK No. 0001851112

       Dear Mr. Gal:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 Submitted April 16, 2021

       Summary, page 5

   1. We note the various claims that you make about your business, the business of your competitors, and other
general statements. For example, we note your claims that you
                                                        "provide superior
consumer experiences" and that your platform is "fast, accurate, scalable, and cost
effective." With respect to your competitors, we note your claims that other platforms are
"frequently slow, inaccurate, expensive, and inflexible," that they
                                                        "produce the wrong
decision," and "produce poor shopping experiences, and their outdated infrastructure
cannot adapt to fast-changing consumer preferences and fraud techniques."
Additionally, we note a number of generalized statements in the Industry
                                                        Trends & Market
Opportunity section, starting on page 7, regarding the behaviors of
 Eido Gal
FirstName  LastNameEido Gal
Riskified Ltd.
Comapany
May        NameRiskified Ltd.
     13, 2021
May 13,
Page 2 2021 Page 2
FirstName LastName
         merchants and consumers, including specific statements such as "[o]nline merchants with more than $75 million in annual online sales make up 85% of eCommerce sales made
         directly from the retailer   s website or mobile app." Please provide
supplemental support
         for your claims or revise to characterize such statements as your beliefs.
2.       We note that you do business with numerous companies, including Wish,
Macy   s,
         Wayfair, StockX, Gymshark, Booking.com, Foot Locker, Prada, Dyson, Revolve, and
         FinishLine. We also note that your five largest merchants accounted for 46% of your revenues in 2020. Please disclose here, and elsewhere as appropriate, the companies with which you currently have agreements, and file such agreements as material contracts or tell us why you do not believe that you are required to do so. Refer to Item 8.a of Form F-
         1 and Item 601(b)(10) of Regulation S-K.
3. We note that you engage with various parties for hosting and software services, as well as third-party providers of cloud-based infrastructure, or public cloud providers, such as
         Amazon Web Services. To the extent you have material contracts with such parties, please file the agreements as exhibits. Refer to Item 8.a of Form F-1 and Item 601(b)(10)
         of Regulation S-K.
4. We note your statement that you "excel in supporting 'super-enterprises,' which we define as merchants processing over $1 billion of GMV annually." Please revise to explain the aspects of your business that allow you to excel in supporting such "super-enterprises."
The Riskified Platform, page 11

5. We note your statement that "[o]n average, our ten largest merchants that provided data to us of their pre-Riskified performance by Billings experienced an 8% increase in revenue after integrating with our platform. On average, those same merchants experienced a 39%
         decrease in fraud-related operating costs and chargeback expenses, net of our fees." We note that this data was based on an analysis conducted from November 1, 2020 to January
         31, 2021. Please revise to include the prior period that you used as a basis of comparison for such changes. To the extent that any increase in revenue, due to the seasonal nature of your business or increase in online purchases due to COVID may have impacted these results, please revise to state as much.
Business Model, page 13

6. We note your statement that "[w]e charge our merchants a percentage of every dollar that we approve, so our incentive is to approve as many orders as we safely can on the
         merchant   s behalf." We also note your statement on page 13 that
"[t]he fee we charge our
         merchants ... is expressed as a percentage of the GMV that we approve" and your statement on page 78 that "[f]or the majority of our revenue, merchants pay us a fee for every sales order that we approve and guarantee on their behalf." Please revise to clarify whether you generate fees based on a percentage of every dollar approved or the number of transactions you approve, or a combination of the two.
 Eido Gal
Riskified Ltd.
May 13, 2021
Page 3
Capitalization, page 67

7. Your description of the pro forma information does not appear to include the fourth tranche of the Series E convertible preferred shares financing that was scheduled to close during April 2021. If the fourth tranche closed as scheduled or is expected to close before the completion of the offering, please reflect this in the pro forma column, or explain to us why this is not appropriate.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Revenue, page 82

8. We note that you attribute your 30% increase in revenue in the year ended December 31,
         2020 to the 60% increase in total GMV. We also note that GMV includes the dollar value of orders not approved and for which the company does not receive revenue. Please break out GMV for orders that are approved versus those that are not approved, so that investors may understand how much of that GMV contributed to revenue. Alternatively, tell us why you believe this information is not material to investors. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates, page 91

9. It appears from information elsewhere in the filing that indemnification guarantees and provision for chargebacks are material to your results. You state here that your estimation process for indemnification guarantees could materially impact the timing of your revenue recognition. You further state that refinement in your estimates for provision for chargebacks could materially impact your cost of revenue and the estimate may change in the near term, the effect of which could be material. Please revise your discussion to include insight into the quality, sensitivity and variability regarding the material factors, assumptions, judgments and uncertainties with each that have materially affected or may materially affect your results. To the extent material and reasonably available, provide quantitative information, with a sensitivity analysis of how your results may differ under different factors, assumptions and judgments you considered. Refer to
Item 5.E of Form
         20-F as directed to by Form F-1 and Section V. Critical Accounting Estimates in
            Interpretation: Commission Guidance Regarding Management's Discussion and Analysis
         of Financial Condition and Results of Operations    in Release No.
33-8350 for guidance.
The  Riskified
FirstName      Value Proposition,
            LastNameEido     Gal page 110
Comapany
10.         NameRiskified
       Please                Ltd.whether this chart represents actual
proportional results that you
               revise to clarify
May 13,have
         2021achieved
                Page 3 for your merchant customers, or explain otherwise. FirstName LastName
 Eido Gal
FirstName  LastNameEido Gal
Riskified Ltd.
Comapany
May        NameRiskified Ltd.
     13, 2021
May 13,
Page 4 2021 Page 4
FirstName LastName
Government Regulation, page 117

11. Please include a description of the material effects of government regulations on your business, including identifying the relevant regulatory body. Refer to
Item 4.B.8 of Form
         20-F.
Exclusive Forum, page 152

12. We note that your risk factors include a description of the exclusive forum provision to be included in your amended and restated articles of association. While your risk factor on page 58 addresses how claims will be treated under the Securities Act and Exchange
         Act, your disclosure in the "Description of Share Capital and Articles of Association"
         section is silent with respect to claims that may be brought under the Exchange Act.
         Please revise the "Description of Share Capital and Articles of Association" section to include a description of any claims that may be brought under the Exchange Act.
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-13

13. In step 1, "Identification of the contract, or contracts, with the merchant" on page F-14, please tell us if there is a length of time that contracts are typically in effect.
14. In step 5, "Recognition of the revenue when, or as, a performance obligation is satisfied"
         on page F-15, please explain to us the "variable consideration allocation exception"
         referred to for SaaS arrangements. Additionally, explain to us if revenue generated by
         SaaS arrangements is in addition to or encompassed in revenue generated by reviewing and approving transactions for legitimacy and from the issuance of indemnification guarantees disclosed in the first paragraph under "Revenue Recognition," and how they differ or are the same.
3. Revenue Recognition
Disaggregation of Revenue, page F-20

15. Please tell us your consideration of disclosing disaggregated revenues by the products listed on page 100 pursuant to ASC 280-10-50-40.
10. Income Taxes, page F-31

16. Your effective tax rate reconciliation shows a significant fluctuation in the line item
            foreign rate differential    from 2019 to 2020. Please explain to
us the reason for the
         fluctuation and your consideration of disclosing the nature and effect of this reconciling item pursuant to ASC 740-10-50-14.
 Eido Gal
FirstName  LastNameEido Gal
Riskified Ltd.
Comapany
May        NameRiskified Ltd.
     13, 2021
May 13,
Page 5 2021 Page 5
FirstName LastName
       You may contact Keira Nakada at (202) 551-3659 or Doug Jones at (202) 551-3309 if
you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Jacqueline Kaufman at (202) 551-3797 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Marc D. Jaffe